FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Heller Financial, Inc. Savings and Profit Sharing Plan
260 Long Ridge Road
Stamford, CT 0927

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Heller Financial, Inc. Savings and Profit Sharing Plan

By: ______________________

Name: John Hinshaw

Title: Plan Administrator

Date: June 28, 2004

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Heller Financial, Inc. Savings and Profit Sharing Plan

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 25, 2004, relating to the statements of net assets available for plan benefits of the Heller Financial, Inc. Savings and Profit Sharing Plan as of December 31, 2003 and 2002 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Heller Financial, Inc. Savings and Profit Sharing Plan.

KPMG LLP

New York, New York
June 25, 2004

HELLER FINANCIAL, INC. SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

HELLER FINANCIAL, INC. SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002	2
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2003	3
Notes to Financial Statements	4 – 9
Supplemental Schedule*	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2003	10

* Schedules required by Form 5500 that are not applicable have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Heller Financial, Inc. Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Heller Financial, Inc. Savings and Profit Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Heller Financial, Inc. Savings and Profit Sharing Plan, as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 25, 2004

HELLER FINANCIAL, INC. SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

(In thousands)

	2003	2002
Assets:		
Investments, at fair value, (note 3) :		
Cash and cash equivalents	$ 30	—
Mutual funds	43,734	61,117
Common stock	496	—
Pooled investment fund	15,458	26,065
Participant loans	420	726
Total investments	60,138	87,908
Receivables	1	—
Total receivables	1	—
Net assets available for plan benefits	$ 60,139	87,908

See accompanying notes to financial statements.

**HELLER FINANCIAL, INC. SAVINGS
AND PROFIT SHARING PLAN**

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

(In thousands)

Additions to (deductions from) net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$	12,180
Dividends and interest		1,372
Interest on participant loans		28
Total investment income		13,580
Benefits paid to participants		(41,342)
Administrative expenses		(7)
Net decrease		(27,769)
Net assets available for plan benefits at:		
Beginning of year		87,908
End of year	$	60,139

See accompanying notes to financial statements.

(In thousands)

(1) Description of Plan

The following brief description of the Heller Financial, Inc. Savings and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan with 401(k) provisions covering substantially all of the employees of Heller Financial, Inc. and subsidiaries (Heller). All full time employees of Heller who were scheduled to work on a regular and continuous basis for a period of six months or more are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On October 25, 2001, General Electric Capital Corporation (the Company) acquired the Plan Sponsor, Heller Financial, Inc.

Effective May 31, 2002, the Plan was amended such that the Plan is frozen and there shall be no additional participants or contributions into the Plan. Subsequently, on May 31, 2002, the Plan Administrator would act on the Plan Sponsor's behalf. The Plan is administered by the Plan Committee.

Effective September 1, 2003, the Company approved the transfer of Plan assets to Matrix Capital Bank (Matrix). BISYS Retirement Services (BISYS) assumed record-keeping duties.

Contributions

No contributions may be made to this plan by any participant nor on behalf of any participant. However, by adoption of a written resolution and in sole and absolute discretion on a nondiscriminatory basis, rollover contributions to the Plan may be made.

Investment Options

Effective September 1, 2003, the Plan's assets were transferred to Matrix, however the investment options remained the same. Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

GE Common Stock Fund – This fund invests primarily in General Electric Company (GE) common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

GE Premier Growth Equity Fund – This fund seeks long-term growth of capital and future income rather than current income, which the fund seeks to achieve by investing primarily in growth-oriented equity securities.

GE U.S. Equity Fund –This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

State Street Global Advisors (SSgA) S&P 500 Index Fund – Funds are invested in various investment vehicles seeking to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. The fund seeks long-term capital appreciation.

GE Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments, principally including U.S. and foreign stocks, bonds, money market instruments, and other debt instruments.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests in fixed-income securities, including government obligations, corporate debt, mortgage and asset-backed instruments, and money-market instruments.

State Street Stable Value Fund (formerly called GE Stable Income Fund) – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed-income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Participants' Accounts

Participant accounts are credited with an allocation of investment earnings. Allocations to each participant's account are based on the proportion of the participant's account to total Plan participant's account balances. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested balance.

Vesting and Forfeitures

All participants are fully vested in all employee contributions, employer profit sharing contributions, and accumulated changes in the non-matching components of their respective accrued benefits.

No contributions may be made to this plan by any participant nor on behalf of any participant. However, by adoption of a written resolution and in sole and absolute discretion on a nondiscriminatory basis, rollover contributions to the Plan may be made.

Participant Loans

Participants may borrow from their fund accounts an amount that is no less than $500 and does not exceed the lesser of $50,000 or 50% of the vested portions of the participant's account. Loan terms range from 1-5 years, but can be longer for the purchase of a primary residence, as determined at the time of the loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with current interest rates charged for loans made under similar circumstances by persons in the business of lending money. There is a $50 charge for each loan.

(Continued)

Payment of Benefits

Distributions are ordinarily made to participants in a lump sum amount within 90 days following their termination of service, retirement, death, or disability.

Withdrawal of all or part of a participant's 401(k) funds may be authorized by the Plan Administrative Committee prior to any of the above in the event of certain defined financial hardships of a participant. Such withdrawals, however, are subject to a 10% penalty tax if the participant is less than 59½ years old and the withdrawal does not qualify for exemption under the Internal Revenue Code (IRC) regulations.

Administrative Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at fair value which represents the net asset assets of values of shares held by the Plan as recorded by the investment manager of the fund. GE common stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan's year end.

Short-term investments and participant loans are valued at cost, which approximates fair value. Interest on participant loans is recorded on a cash basis which is not materially different than when earned.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(In thousands)

(3) Investments

The fair values of individual investments as of December 31, 2003 and 2002 are as follows:

		2003		2002	
Mutual funds:					
Vanguard 500 Index Fund	$	—		16,860	*
Vanguard International Growth Fund		—		4,845	*
Vanguard PRIMECAP Fund		—		18,462	*
Vanguard Wellington Fund		—		13,314	*
GE Premier Growth Equity Fund		15,987	*	—	
GE International Equity Fund		3,477	*	—	
GE U.S. Equity Fund		174		—	
GE Strategic Investment Fund		9,007	*	—	
GE Fixed Income Fund		1,835		—	
SSgA S&P 500 Index Fund		13,254	*	—	
Other mutual funds		—		7,636	
Total mutual funds		43,734		61,117	
Pooled investment fund:					
State Street Stable Value Fund		15,458	*	—	
Vanguard Retirement Savings Fund		—		26,065	*
Short-term investments:					
Cash and cash equivalents		30		—	
Common stock:					
GE Company		496		—	
Participant loans		420		726	
Total investments	$	60,138		87,908	

* Represents 5% or more of Plan's net assets.

During the year the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

GE common stock	$	36
Mutual funds		11,978
Pooled investment fund		166
Total	$	12,180

(Continued)

(4) Risks and Uncertainties

The Plan offers a number of investment options to participants that consist of GE common stock and a variety of investment funds, consisting of mutual funds and pooled investment funds. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across eight participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which primarily invests in a single security.

(5) Related Party Transactions (Parties-in-Interest)

Prior to September 1, 2003, the record-keeping and trustee functions for the underlying investments held by the Plan were performed by Vanguard Fiduciary Trust Company. The Vanguard Group managed many of the funds offered by the Plan. The Vanguard Group is an affiliate of Vanguard Fiduciary Trust Company and, as such, is a party-in-interest, of the Plan. Effective September 1, 2003, the record-keeping functions are performed by BISYS and Matrix Capital Bank became custodian.

Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan sponsor or an affiliate of the Plan sponsor. Mutual fund and pooled investment fund operation expenses, which include expenses paid to GEAM and BISYS, come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Plan Termination

Although it has not expressed any intention to terminate the Plan, the Plan Administrator has the right under the Plan to do so subject to the provisions of ERISA. In the event of termination, or partial termination, benefits would be payable under the terms of the Plan to all participants based upon their fully vested account balances.

(Continued)

(7) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

HELLER FINANCIAL, INC. SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(In thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment	Number of units	Fair value
* GE Premier Growth Equity Fund	Mutual fund	617	$ 15,987
* GE International Equity Fund	Mutual fund	277	3,477
* GE US Equity Fund	Mutual fund	7	174
* GE Strategic Investment Fund	Mutual fund	380	9,007
* GE Fixed Income Fund	Mutual fund	147	1,835
* SSGA S&P 500 Index Fund	Mutual fund	722	13,254
* State Street Stable Value Fund	Pooled investment fund	927	15,458
* GE Company	Common stock	17	496
* Matrix Capital Bank	Cash and cash equivalents	30	30
* Participant loans	59 participant loans, interest rates range from 5.00% to 8.75%	—	420
			$ 60,138

* Represents a party-in-interest to the Plan.